[ATLANTIC CAPITAL BANCSHARES, INC. LETTERHEAD]

August 26, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Clampitt, Senior Counsel

Re:	Atlantic Capital Bancshares, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed July 17, 2015

File No. 333-204855

Dear Mr. Clampitt:

This letter responds to the letter, dated July 30, 2015, from the Staff of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) filed by Atlantic Capital Bancshares, Inc. (the “Company”) on July 17, 2015. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 2 to Registration Statement (“Amendment No. 2”), which the Company is filing concurrently with this letter. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a blackline of Amendment No. 2 marked against Amendment No. 1 to Registration Statement as filed on July 17, 2015 reflecting the changes proposed to address the Staff’s comments.

Summary, page 10

1.	We note your response to comment 5. It appears that the Debt Offering and the Stone Point Securities Purchase Agreement are key aspects of your proposed transaction. Please revise your Summary to disclose the material terms of these offerings prior to requesting acceleration of effectiveness of your registration statement. Please refer to Instruction to Paragraph 503(a) of Item 503 of Regulation S-K.

August 26, 2015

Response: In response to the Staff’s comment, the disclosure has been revised on pages 12 and 108 of Amendment No. 2.

The Merger

Background of the Merger, page 66

2.	Please revise this section to disclose the discussions concerning your contemplated $50 million Debt Offering. In this regard, please also revise to disclose why receiving approximately $75 million in financing became a condition to completion of your merger when this amount materially exceeds the maximum aggregate cash consideration to be paid to First Security shareholders in the proposed merger. Please disclose your plans for the remaining financing here and, as necessary, elsewhere in your prospectus.

Response: In response to the Staff’s comment, the disclosure has been revised on pages 69, 70 and 73 of Amendment No. 2 to include a discussion of the Company’s plans for the remaining financing. The Company respectfully notes that, as disclosed in the joint proxy statement/prospectus, the condition to consummation of the merger is not the receipt of approximately $75 million in financing, but rather that the Company “shall have received proceeds in an amount sufficient to consummate the [M]erger and the other transactions contemplated by this Agreement.” The disclosure has been revised on pages 74 and 95 of Amendment No. 2 to reflect that the additional capital provided by the Equity Offering and the Debt Offering was a consideration of the parties in contemplating the transaction.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 122

3.	We note your response to our prior comment 17, that management believes that it will be more-likely-than-not that all retained First Security net operating loss carryforwards will be utilized within the current applicable timeframes. Please address the following:

•	Provide us with a specific detailed accounting analysis that addresses the positive and negative evidence you considered in determining the reversal of a portion (i.e. $48.8 million) of the valuation allowance relating to First Security’s deferred tax assets.

•	Provide us an analysis of the projected taxable income of the combined entity and a schedule detailing the amounts and years you expect to realize the benefits from the deferred tax assets; and

•	With regard to your projections of projected taxable income used in your analysis, identify the most significant inputs and assumptions, provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections, provide specific evidence which supports the inputs and assumptions, and provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

August 26, 2015

Response: In response to the Staff’s comment, Atlantic Capital is supplementally and confidentially providing the requested analysis to the Staff pursuant to Rule 83 of the Commission’s Rules on Information and Requests and Rule 418 under the Securities Act.

Closing

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Douglas L. Williams
Douglas L. Williams
President and Chief Executive Officer

cc: D. Michael Kramer

        First Security Group, Inc.

Betty O. Temple, Esq.

        Womble Carlyle Sandridge & Rice, LLP

Robert D. Klingler, Esq.

        Bryan Cave LLP